No Act

DC
PE 12-14-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


08024861

February 12, 2008

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/12/2008

Re: Citigroup Inc.
Incoming letter dated December 14, 2007

Dear Ms. Dropkin:

This is in response to your letter dated December 14, 2007 concerning the shareholder proposal submitted to Citi by William Steiner. We also have received letters on the proponent's behalf dated December 28, 2007 and January 1, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 14, 2007

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by William Steiner

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement (the "Proposal") submitted by William Steiner (the "Proponent"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 22, 2008 (the "Proxy Materials"). Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rules 14a-8(b), 14a-8(f) and 14a-8(i)(10) promulgated under the Exchange Act.

Rule 14a-8(f) provides that a proposal may be excluded if a proponent fails to "follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of" the Rule. Rule 14a-8(b)--Question 2 of Rule 14a-8--sets forth the requirement that a proponent demonstrate to the company to which it is submitting a proposal that the proponent is eligible to submit that proposal.

Rule 14a-8(i)(10) provides that a proposal may be omitted if "the company has substantially implemented the proposal."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of Citigroup Inc.'s intention to omit the Proposal from the Proxy Materials. Citigroup Inc. currently plans to file its definitive Proxy Materials with the Securities and Exchange Commission on or about March 12, 2008.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
General Counsel, Corporate Governance

cc: William Steiner
John Chevedden

Encls.

G:\425_Legal\Corp Governance\Annual Meeting\Annual Meeting 2008\Proposals\SEC cover ltr- Steiner.DOC

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citi" or the "Company"), intends to omit the stockholder proposal and supporting statement, a copy of which is annexed hereto as Exhibit A ("Proposal"), submitted by John Chevedden, on behalf of William Steiner (the "Proponent"), for inclusion in its proxy statement and form of proxy (together, the "2008 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 22, 2008.

The Proposal requests "our board to amend our bylaws and any other appropriate governing documents to give holders of 10% to 25% of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law."

The Company believes that it may exclude the Proposal from the 2008 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), and pursuant to Rule 14a-8(i)(10) under the Act.

Rule 14a-8(f) provides that a proposal may be excluded if a proponent fails to "follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of" the Rule. Rule 14a-8(b)--Question 2 of Rule 14a-8--sets forth the requirement that a proponent demonstrate to the company to which it is submitting a proposal that the proponent is eligible to submit that proposal.

Rule 14a-8(i)(10) provides that a proposal may be omitted if "the company has substantially implemented the proposal."

I. THE PROPOSAL MAY BE EXCLUDED BECAUSE THE PROPONENT HAS FAILED TO PROVIDE THE COMPANY WITH THE REQUIRED DOCUMENTATION DEMONSTRATING HIS OWNERSHIP OF COMPANY STOCK.

Subsection (b) of Rule 14a-8 provides that a stockholder who is not a record holder must provide proof of ownership of $2,000 in securities (or 1% of market value) for one year. Subsection (f) of Rule 14a-8 provides that, if a stockholder fails to follow one of the eligibility or procedural requirements in Rule 14a-8, the company may exclude the stockholder's proposal, but only after the company has notified the stockholder of the problem in writing within 14 calendar days of receipt of the proposal, and the stockholder has failed adequately to correct it.

Because the letter enclosing the Proposal did not contain the evidence of ownership required by Rule 14a-8(b)(2), the Company sent Mr. Steiner, and per Mr. Steiner's instructions, his representative, Mr. Chevedden, a letter (the "Notice," annexed hereto as Exhibit B) noting this deficiency. This Notice was sent to Messrs. Steiner and Chevedden within 14 days of the Company's receipt of the Proposal, contained information describing the requirements of Rule 14a-8(b), and informed them that they must provide to the Company the required written statement from the record holder of Mr. Steiner's securities within 14 days of receipt of the Notice. The FedEx shipment receipt and tracking information (annexed hereto as Exhibit C) confirms that Messrs. Steiner and Chevedden received the Notice on November 2, 2007 within the 14 day deadline for the Company's submission.

On November 3, 2007, the Company received an email from Mr. Chevedden requesting additional information regarding the special meeting by-law amendment; however, he did not acknowledge the Company's request for the Proponent's proof of ownership (annexed hereto as Exhibit D). On November 27, 2007, Citi, in a response to Mr. Chevedden confirming that Citi had received proof of ownership for another proponent on whose behalf Mr. Chevedden had submitted a proposal, again reminded Mr. Chevedden that ownership information for Mr. William Steiner had not been provided and requested that he withdraw the Proposal because the Proponent had failed to follow the eligibility requirements (this communication is annexed hereto as Exhibit E). The deadline for Mr. Steiner to provide evidence of stock ownership was November 16, 2007. As of this date, the Company has not received any communication from Mr. Steiner or his designated representative, Mr. Chevedden, regarding the Proponent's proof of ownership.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f). See *General Motors* (March 22, 2007); *Motorola, Inc.* (January 10, 2005), *Johnson & Johnson* (January 3, 2005); *Intel Corp.* (January 29, 2004). Accordingly, we ask that the Staff concur that the Company may exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f).

II. THE PROPOSAL MAY BE OMITTED BECAUSE THE COMPANY HAS SUBSTANTIALLY IMPLEMENTED IT

On October 16, 2007, the Company's Board of Directors adopted an amendment to the Company's By-laws to grant to stockholders, who owned at least 25% of the outstanding common stock of the Company, the right to call a special meeting.

In a letter dated November 1, 2007, attached hereto as Exhibit B, Citi advised the Proponent of the Board's approval of an amendment to the Company's By-laws granting stockholders that own at least 25% of the Company's outstanding common stock the right to call a special meeting and included a copy of the amendment as adopted. In addition, Citi requested that the Proponent withdraw the Proposal on the basis that Citi had adopted a by-law amendment that satisfies the request made in the Proposal (see Exhibit B). Citi also sent an email on November 27, 2007 requesting that the Proponent withdraw the Proposal because, as noted above, the required proof of ownership had not been provided (Exhibit E). Neither the Proponent nor his representative, Mr. Chevedden, has responded to the Company regarding the withdrawal of this Proposal.

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has substantially implemented the proposal." It is Citi's belief that since the Proposal has been fully implemented it may be omitted consistent with recent no-action letters issued by the Staff of the Securities and Exchange Commission. See *Citigroup Inc.* (March 8, 2007, March 10, 2006, January 16, 2004, and February 6, 2003); *Sun Microsystems, Inc.* (September 12, 2006); *General Motors Corporation* (April 5, 2006); *Exxon Mobil Corporation* (March 17, 2006); *Talbots Inc.* (April 5, 2002); *Puerto Rican Cement Company, Inc.* (March 25, 2002).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(b) and 14a-8(f), and 14a-8(i)(10).

Exhibit A

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Charles O. Prince
Chairman
Citigroup Inc. (C)
399 Park Avenue
New York, NY 10043
PH: 212-559-1000
FX: 212-793-3946

Rule 14a-8 Proposal

Dear Mr. Prince,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and efficiency please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,


William Steiner


Date

cc: Michael S. Helfer
Corporate Secretary
PH. 212-559-9788
F: 212-793-7600

[C: Rule 14a-8 Proposal, October 19, 2007]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% to 25% of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% from the above range.

This proposal topic received our impressive 62%-vote at the 2007 Citigroup annual meeting. "Boards should take actions recommended in shareowner proposals that receive a majority of votes cast for and against," according to The Council of Institutional Investors.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Additionally 18 proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON).

I believe that another factor, not present at most other companies, would make it more important for Citigroup to enable shareholders to call a special meeting. Our board is composed of too many overextended directors. According to The Corporate Library, http://www.thecorporatelibrary.com an independent investment research firm, Board composition at Citigroup represents moderate concern for shareholder interests due to the high concentration of active CEOs on the board.

These individuals included Richard D. Parsons – Time Warner; Lead Director Alain Belda – Donegal Group; George David – United Technologies Corporation; Anne Mulcahy – Xerox; Andrew Liveris – Dow Chemical. These individuals are very busy and the concern is that they may not have enough time to adequately contribute to the supervision of the company's affairs.

Because boards should take actions recommended in shareowner proposals receiving a majority of votes cast, please vote yes:

Special Shareholder Meetings –
Yes on 3

Notes:
William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Shelley J. Dropkin
[illegible]

[illegible]
425 Park Avenue
[illegible]
New York [illegible]

[illegible]

Exhibit B

November 1, 2007

Mr. William Steiner
112 Abbottsford Gate
Piermont, New York 10968

Dear Mr. Steiner:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2008.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Please be advised that Citigroup's Board of Directors adopted a Special Meeting bylaw amendment on October 16, 2007, granting stockholders that own at least 25% of our outstanding common stock the right to call a special meeting. We have enclosed for your convenience an excerpt from our bylaws relating to special meetings. We believe that the amendment satisfies the request contained in your proposal. If you agree, we kindly request that you withdraw your proposal by signing, dating and returning the enclosed letter.

Sincerely,



Shelley J. Dropkin
General Counsel, Corporate Governance

CC: Mr. John Chevedden
2215 Nelson Avenue
No. 205
Redondo Beach, CA 90278

WITHDRAWAL OF STOCKHOLDER PROPOSAL

In consideration of the information provided by Citigroup Inc. ("Citi") evidencing that its bylaws satisfy the request set forth in my proposal to give holders of 25% of Citi's outstanding common stock the power to call a special meeting, I hereby withdraw the Proposal I submitted to Citi for the 2008 Annual Meeting.

____

William Steiner

BY-LAWS

OF

CITIGROUP INC.

As amended effective October 16, 2007

INDEX

TO

BY-LAWS

OF

CITIGROUP INC.

SECTION 6. Special Meetings

(a) Special Meetings Called by Chairman or Chief Executive Officer. Special meetings of the stockholders may be called by the Chairman or the Chief Executive Officer. A special meeting shall be called at the request, in writing, of a majority of the Board of Directors or by the vote of the Board of Directors.

(b) Stockholder Requested Special Meetings. A special meeting of stockholders shall be called by the Board upon the written request to the Secretary of record holders of at least twenty-five percent of the outstanding common stock of the Company.

(1) A written request for a special meeting of stockholders shall be signed by each stockholder, or duly authorized agent, requesting a special meeting and shall set forth: (i) a statement of the specific purpose of the meeting and the matters proposed to be acted on at the meeting, the reasons for conducting such business at the meeting, and any material interest in such business of the stockholders requesting the meeting; (ii) the name and address of each such stockholder as it appears on the Company's stock ledger; and (iii) the number of shares of the Company's common stock owned of record and beneficially by each such stockholder. A stockholder may revoke the request for a special meeting at any time by written revocation delivered to the Secretary.

(2) Except as provided in the next sentence, a special meeting requested by stockholders shall be held at such date, time and place within or without the state of Delaware as may be fixed by the Board; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after the receipt by the Company of a properly submitted request to call a special meeting. A special meeting requested by stockholders shall not be held if either (i) the Board has called or calls for an annual meeting of stockholders and the purpose of such annual meeting includes (among any other matters properly brought before the meeting) the purpose specified in the request, or (ii) an annual or special meeting was held not more than 12 months before the request to call the special meeting was received by the Company which included the purpose specified in the request.

(3) Business to be conducted at a special meeting may only be brought before the meeting pursuant to the Company's notice of meeting; provided however that nothing herein shall prohibit the Board of Directors from submitting matters to the stockholders at any stockholder requested special meeting. The Board of Directors may fix a record date to determine the holders of common stock who are entitled to deliver written requests for a special meeting.

Exhibit C



Ship | Track/History | Address Book | Preferences | Fast Ship | Reports | My Profile

<< Log out Home



Your Shipment Details:

Ship to:	William Steiner 112 Abbottsford Gate Piermont, NY 10968 US 310-371-7872	**Package type:** **Pickup/Drop Off:** **Weight:** **Dimensions:** **Declared value:** **Shipper account number:**	FedEx Envelope give to scheduled courier at my loca 1 LBS 0 x 0 x 0 in 0 USD 348196480
From:	Shelley Dropkin Citigroup Inc. 425 Park Avenue, 2nd Floor New York, NY 10022 US 2127937396	**Bill transportation to:** **Courtesy rate quote:*** **Discounted variable %** **Cod amount** **Special services:**	348196480 6.82 Direct signature required Residential delivery
Tracking no: **Ship date:** **Service type:**	798800191361 Nov 01 2007 Priority Overnight	**Shipment Purpose:** **Shipment type:** **Commercial/Residential Status:**	 Express Residential

Print Return t

Please note

*The courtesy rate shown here may be different than the actual charges for your shipment. Differences may occur based on actual weig dimensions, and other factors. Consult the applicable FedEx Service Guide or the FedEx Rate Sheets for details on how shipping char calculated.

FedEx will not be responsible for any claim in excess of $100 per package, whether the result of loss, damage, delay, non-delivery, misd misinformation, unless you declare a higher value, pay an additional charge, document your actual loss and file a timely claim. Limitations found in the current FedEx Service Guide apply. Your right to recover from FedEx for any loss, including intrinsic value of the of sales, income interest, profit, attorney's fees, costs, and other forms of damage whether direct, incidental, consequential, or special is l greater of $100 or the authorized declared value. Recovery cannot exceed actual documented loss. Maximum for items of extraordinary e.g., jewelry, precious metals, negotiable instruments and other items listed in our Service Guide. Written claims must be filed within stric Consult the applicable FedEx Service Guide for details.



Español | Customer Support | FedEx Locations Search Go

Package/Envelope Freight Expedited Office/Print Services

Ship ▸ **Track ▸** **Manage ▸** **Business Solutions ▸**

Track Shipments/FedEx Kinko's Orders

Detailed Results

Printable Version Quick Help

Tracking number	798800191361	**Destination**	Piermont, NY
Signed for by	P.BRENNAN	**Delivered to**	Residence
Ship date	Nov 1, 2007	**Service type**	Priority Envelope
Delivery date	Nov 2, 2007 10:03 AM	**Weight**	0.5 lbs.
Status	Delivered		
Signature Image available	Yes		

Wrong Address?
Reduce future mistal
FedEx Address Che

Tracking a FedEx Sr Shipment?
Go to shipper login

Date/Time		Activity	Location	Details
Nov 2, 2007	10:03 AM	**Delivered**	Piermont, NY	
	8:16 AM	On FedEx vehicle for delivery	MAHWAH, NJ	
	8:02 AM	At local FedEx facility	MAHWAH, NJ	
	1:47 AM	Departed FedEx location	NEWARK, NJ	
	1:05 AM	Left origin	NEW YORK, NY	
Nov 1, 2007	10:50 PM	Arrived at FedEx location	NEWARK, NJ	
	10:40 PM	Left origin	NEW YORK, NY	
	6:29 PM	Picked up	NEW YORK, NY	
	4:37 PM	Package data transmitted to FedEx		


Find locations eve

Signature proof | E-mail results | Track more shipments/orders

Subscribe to tracking updates (optional)

Your Name: **Your E-mail Address:**

E-mail address	Language	Exception updates	Delivery updates
	English		
	English		
	English		
	English		

Select format: HTML Text Wireless

Add personal message:

Not available for Wireless or non-English characters.

By selecting this check box and the Submit button, I agree to these Terms and Conditions



FedEx Express
Customer Support Trace
3875 Airways Boulevard
Module H, 4th Floor
Memphis, TN 38116

U.S. Mail: PO Box 727
Memphis, TN 38194-4643

Telephone: 901-369-3600

December 6,2007

Dear Customer:

The following is the proof of delivery you requested with the tracking number **798800191361**.

Delivery Information:

Status:	Delivered	**Delivery location:**	Piermont, NY
Signed for by:	P.BRENNAN	**Delivery date:**	Nov 2, 2007 10:03
Service type:	Priority Envelope		

Shipping Information:

Tracking number:	798800191361	**Ship date:**	Nov 1, 2007
		Weight:	0.5 lbs.

Recipient:
Piermont, NY US

Shipper:
New York, NY US

Thank you for choosing FedEx Express.

FedEx Worldwide Customer Service
1.800.GoFedEx 1.800.463.3339



Ship | Track/History | Address Book | Preferences | Fast Ship | Reports | My Profile

<< Log out   Home

Your Shipment Details:

Ship to:	John Chevedden 2215 NELSON AVE APT 205 No. 205 REDONDO BEACH, CA 902782453 US 310-371-7872	**Package type:**	FedEx Envelope
		Pickup/Drop Off:	give to scheduled courier at my loca
		Weight:	1 LBS
		Dimensions:	0 x 0 x 0 in
		Declared value:	0 USD
		Shipper account number:	348196480
		Bill transportation to:	348196480
		Courtesy rate quote:*	7.36
		Discounted variable %	
From:	Shelley Dropkin Citigroup Inc. 425 Park Avenue, 2nd Floor New York, NY 10022 US 2127937396	**Cod amount**	
		Special services:	Direct signature required Residential delivery
		Shipment Purpose:	
		Shipment type:	Express
		Commercial/Residential Status:	Residential
Tracking no:	791425386881		
Ship date:	Nov 01 2007		
Service type:	Priority Overnight		

Print   Return t

Please note

*The courtesy rate shown here may be different than the actual charges for your shipment. Differences may occur based on actual weig dimensions, and other factors. Consult the applicable FedEx Service Guide or the FedEx Rate Sheets for details on how shipping char calculated.

FedEx will not be responsible for any claim in excess of $100 per package, whether the result of loss, damage, delay, non-delivery, misd misinformation, unless you declare a higher value, pay an additional charge, document your actual loss and file a timely claim. Limitations found in the current FedEx Service Guide apply. Your right to recover from FedEx for any loss, including intrinsic value of the of sales, income interest, profit, attorney's fees, costs, and other forms of damage whether direct, incidental, consequential, or special is l greater of $100 or the authorized declared value. Recovery cannot exceed actual documented loss. Maximum for items of extraordinary v e.g., jewelry, precious metals, negotiable instruments and other items listed in our Service Guide. Written claims must be filed within stric Consult the applicable FedEx Service Guide for details.



Español | Customer Support | FedEx Locations Search Go

Package/Envelope Freight Expedited Office/Print Services

Ship ▸ Track ▸ Manage ▸ Business Solutions ▸

Track Shipments/FedEx Kinko's Orders

Printable Version Quick Help

Detailed Results

Tracking number	791425386881	**Destination**	REDONDO BEACH, CA
Signed for by	J.CHEVEDDEN	**Delivered to**	Residence
Ship date	Nov 1, 2007	**Service type**	Priority Envelope
Delivery date	Nov 2, 2007 8:58 AM	**Weight**	0.5 lbs.
Status	Delivered		
Signature image available	Yes		

Wrong Address?
Reduce future mistal
FedEx Address Che

Tracking a FedEx Sr
Shipment?
Go to shipper login

Date/Time		Activity	Location	Details
Nov 2, 2007	8:58 AM	**Delivered**	REDONDO BEACH, CA	
	8:04 AM	On FedEx vehicle for delivery	HAWTHORNE, CA	
	7:16 AM	At local FedEx facility	HAWTHORNE, CA	
	6:16 AM	At dest sort facility	LOS ANGELES, CA	
	1:13 AM	Arrived at FedEx location	MEMPHIS, TN	
Nov 1, 2007	11:17 PM	Departed FedEx location	NEWARK, NJ	
	8:45 PM	Left origin	NEW YORK, NY	
	6:29 PM	Picked up	NEW YORK, NY	
	4:46 PM	Package data transmitted to FedEx		

Find locations eve

Signature proof | E-mail results | Track more shipments/orders

Subscribe to tracking updates (optional)

Your Name: **Your E-mail Address:**

E-mail address	Language	Exception updates	Delivery updates
	English		
	English		
	English		
	English		

Select format: HTML Text Wireless

Add personal message:

Not available for Wireless or non-English characters.

By selecting this check box and the Submit button, I agree to these Terms and Conditions



FedEx Express
Customer Support Trace
3875 Airways Boulevard
Module H, 4th Floor
Memphis, TN 38116

U.S. Mail: PO Box 727
Memphis, TN 38194-4643

Telephone: 901-369-3600

December 6,2007

Dear Customer:

The following is the proof of delivery you requested with the tracking number **791425386881**.

Delivery Information:

Status:	Delivered	**Delivery location:**	REDONDO BEACH, CA
Signed for by:	J.CHEVEDDEN	**Delivery date:**	Nov 2, 2007 08:58
Service type:	Priority Envelope		

Shipping Information:

Tracking number:	791425386881	**Ship date:**	Nov 1, 2007
		Weight:	0.5 lbs.

Recipient:
REDONDO BEACH, CA US

Shipper:
New York, NY US

Thank you for choosing FedEx Express.

FedEx Worldwide Customer Service
1.800.GoFedEx 1.800.463.3339

Exhibit D

-----Original Message-----
From: olmsted <olmsted7p@earthlink.net>
To: Shelley Dropkin <dropkins@citi.com>
Sent: Sat Nov 03 00:43:47 2007
Subject: (C) Special Shareholder Meetings

Dar Ms. Dropkin, Thank you for the attachments. Please advise the purpose of this provision.
Sincerely,
John Chevedden

(2) Except as provided in the next sentence, a special meeting requested by stockholders shall be held at such date, time and place within or without the state of Delaware as may be fixed by the Board; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after the receipt by the Company of a properly submitted request to call a special meeting. A special meeting requested by stockholders shall not be held if either (i) the Board has called or calls for an annual meeting of stockholders and the purpose of such annual meeting includes (among any other matters properly brought before the meeting) the purpose specified in the request, or (ii) an annual or special meeting was held not more than 12 months before the request to call the special meeting was received by the Company which included the purpose specified in the request.

Exhibit E

From: Dropkin, Shelley
Sent: Tuesday, November 27, 2007 3:03 PM
To: 'olmsted'
Subject: RE: Rule 14a-8 Proposal (C) Broker Letter

Dear Mr. Chevedden,

We received the ownership information for Mr. Kenneth Steiner. No further action is needed at this time.

Please note that we have not received ownership information for Mr. William Steiner and, as such, he is ineligible to submit a stockholder proposal. In order to avoid the expense to stockholders associated with filing a no action petition with the SEC, we would appreciate it if you would have Mr. William Steiner withdraw his proposal using the form we previously provided.

Thank you.

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue, 2nd floor
New York, NY 10022
Fax: 212 793 7600
Phone: 212 793 7396

From: olmsted [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, November 27, 2007 12:28 AM
To: Shelley Dropkin
Subject: Rule 14a-8 Proposal (C) Broker Letter

Rule 14a-8 Proposal (C) Broker Letter
Dear Ms. Dropkin, Please let me know tomorrow whether or not there is any further requirement at this point in the rule 14a-8 process in addition to the broker letter attached.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 28, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Citigroup Inc. (C)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
William Steiner

Ladies and Gentlemen:

Regarding the company December 14, 2007 no action request, attached is the broker letter which was emailed to the company on November 9, 2007 with the below message (and a typo of "(GE)" in the subject line):

------ Forwarded Message
From: olmsted <olmsted7p@earthlink.net>
Date: Fri, 09 Nov 2007 12:50:48 -0800
To: Shelley Dropkin <dropkins@citigroup.com>
Subject: Rule 14a-8 proposal (GE) Broker Letter

Dear Ms. Dropkin, Please let me know on Monday whether there is any further requirement at this point in the rule 14a-8 process in addition to the broker letter attached.
Sincerely,
John Chevedden
------ End of Forwarded Message

For this reason it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Additional information will follow.

Sincerely,

John Chevedden

cc:
William Steiner

Shelley Dropkin <dropkins@citigroup.com>



DISCOUNT BROKERS

Date: 9 NOV 2007

To whom it may concern:

As introducing broker for the account of William Steiner, account number AH5-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 3550 shares of CITIGROUP INC; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/10/04, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516·328·2600 800·695·EASY www.djfdis.com Fax 516·328·2323

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 1, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Citigroup Inc. (C)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
William Steiner

Ladies and Gentlemen:

Regarding the company December 14, 2007 no action request, the text of the Rule 14a-8 proposal states:

> RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% to 25% of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% from the above range.

There is no call-out in the above text for the company to add a strict, important and yet vaguely all-encompassing ("shall not") exclusion, and for which the board would have great freedom to interpret the vague text to its own personal advantage.

It is clear that this company exception is vague and all encompassing (bold added):

> **A special meeting requested by stockholders shall not be held if** either (i) the Board has called or calls for an annual meeting of stockholders and the purpose of such annual meeting includes (among any other matters properly brought before the meeting) the purpose specified in the request, or (ii) **an annual or special meeting was held not more than 12 months before the request to call the special meeting was received by the Company which included the purpose specified in the request.**

There is no methodology, criteria or formula given for the board to decide, under this formal bylaw amendment, whether a previous shareholder meeting included the purpose specified for a requested upcoming special shareholder meeting.

Arguably there is no conceivable business that would fall outside this exception. The company could make a practice to salt its annual meeting with a brief discussion of the topics it would be most adverse to at a special shareholder meeting. Thus there would effectively be no right to call a special meeting according to this bylaw Amendment.

Thus the company "shall not be held" clause is merely the means to subtract everything, or almost everything, that the remainder of bylaw amendment grants. This "shall not be held" clause is the company's second bite at the apple method to make sure that three are no special meetings held that are called by shareholders.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For this reason and the reasons in the December 28, 2008 shareholder letter it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Additional information will follow.

Sincerely,

John Chevedden

cc:
William Steiner

Shelley Dropkin <dropkins@citigroup.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 14, 2007

The proposal asks the board to amend the bylaws and any other appropriate governing documents to give holders of 10% to 25% of Citi's outstanding common stock the power to call a special shareholder meeting.

There appears to be some basis for your view that Citi may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Citi omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Citi relies.

Sincerely,



Heather L. Maples
Special Counsel

END